FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

X Schec
X Schec

ISSUER DETAILS:

Name of Issuer	NUSTAR RESOURCES INC.
Issuer Address	#203, 1318 - 56th Street, Delta, BC, V4L 2A4
Issuer Telephone Number	604-943-3083
Contact Person	Jim McLeod
Contact Position	President
Contact Telephone Number	604-943-3083
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	December 31, 2003
Date of Report (yy/mm/dd)	January 26, 2004

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"J.W. McLeod"	04/01/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"J.A. McLeod"	04/01/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

NOTICE TO READER

We have compiled the balance sheet of Nustar Resources Inc. as at December 31, 2003, the statement of operations and deficit, the statement of cash flows and the schedule of deferred exploration and development costs for the six months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
January 26, 2004

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

NUSTAR RESOURCES INC.
BALANCE SHEET
DECEMBER 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited figures for June 30, 2003)

	December 31, 2003	June 30, 2003
ASSETS		
Current Assets		
Cash	$ 51,703	$ 443
Accounts receivable	1,448	1,091
Mineral exploration tax credit recoverable	12,340	11,333
Prepaid expenses	2,345	1,375
	67,836	14,242
Term Deposit	2,000	2,000
Reclamation Bond	2,500	2,500
Property, Plant and Equipment	440	503
Mineral Properties, including deferred costs (Note 2)	420,780	363,303
	$ 493,556	$ 382,548
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 29,693	$ 9,513
Due to related parties	81,516	97,925
	111,209	107,438
SHAREHOLDERS' EQUITY		
Share Capital (Note 3)	3,042,426	2,937,302
Share Subscription Advances	28,201	357
Contributed Surplus	6,157	6,157
Deficit	(2,694,437)	(2,668,706)
	382,347	275,110
	$ 493,556	$ 382,548

Approved on Behalf of the Board:

"J.W. McLeod"
Director

"J.A. McLeod"
Director

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the six months ended December 31, 2002)

	Three Months Ended		Six Months Ended	
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
ADMINISTRATION COSTS:				
Accounting and audit	$ 3,979	$ 1,850	$ 5,479	$ 3,950
Amortization	31	42	63	86
Bank charges and interest	106	345	181	560
Legal	6,712	-	6,712	-
Office and telephone	1,943	145	3,255	2,620
Promotion	-	933	100	1,992
Rent	1,500	1,500	3,000	3,000
Stock exchange filing fees	1,837	538	2,475	1,025
Transfer agent	1,313	3,379	2,234	4,075
Travel	404	484	1,672	1,118
	17,825	9,216	25,171	18,426
Interest income	(26)	(27)	(42)	(55)
Property examination costs	602	-	602	-
NET LOSS FOR THE PERIOD	18,401	9,189	25,731	18,371
DEFICIT AT BEGINNING OF PERIOD	2,676,036	2,644,718	2,668,706	2,635,536
DEFICIT AT END OF PERIOD	2,694,437	$ 2,653,907	2,694,437	$ 2,653,907
Loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the six months ended December 31, 2002)

	Three Months Ended		Six Months Ended	
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
OPERATING ACTIVITIES:				
Net loss for the period	$ (18,401)	$ (9,189)	$ (25,731)	$ (18,371)
Adjustment:				
Amortization	31	42	63	86
	(18,370)	(9,147)	(25,668)	(18,285)
Changes in non-cash working capital items:				
Accounts receivable	(342)	(882)	(357)	(1,269)
Prepaid expenses	(1,497)	438	(970)	875
Deferred share issue costs	10,000	-	-	-
Accounts payable and accrued liabilities	(661)	16,006	20,180	14,916
Due to related parties	(31,155)	(2,080)	(16,409)	17,635
	(42,025)	4,335	(23,224)	13,872
FINANCING ACTIVITIES:				
Issue of share capital for cash	80,124	30,000	104,767	45,000
Share subscription advances	11,775	(16,999)	28,201	357
	91,899	13,001	132,968	45,357
INVESTING ACTIVITIES:				
Acquisition of reclamation bond	-	(2,500)	-	(2,500)
Acquisition costs of mineral properties	-	-	-	(1,500)
Exploration and development costs, net of mineral exploration tax credit	(5,193)	(17,151)	(58,484)	(55,418)
	(5,193)	(19,651)	(58,484)	(59,418)
INCREASE (DECREASE) IN CASH	44,681	(2,315)	51,260	(189)
CASH AT BEGINNING OF PERIOD	7,022	2,676	443	550
CASH AT END OF PERIOD	$ 51,703	$ 361	$ 51,703	$ 361

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the six months ended December 31, 2002)

	2003					
	Copper Mountain Claims	Cube Claims	Lisa and Christmas South Claims	Chu Claims	Other	Total
EXPLORATION AND DEVELOPMENT COSTS:						
Assays	$ -	$ -	$ 1,795	$ 888	$ -	$ 2,683
Drafting	-	-	-	200	-	200
Drilling	-	-	24,000	-	-	24,000
Equipment rental and supplies	-	-	35	19	-	54
Field examination	-	-	-	-	-	-
Field office	-	-	18	71	2	91
Geological consulting	-	-	12,400	8,600	-	21,000
Labour	-	-	-	1,600	-	1,600
Recording fees	-	-	290	40	-	330
Reports	-	-	-	-	-	-
Travel, accommodations and meals	468	-	5,501	2,559	600	9,128
	468	-	44,039	13,977	602	59,086
Cost recoveries	-	-	-	-	-	-
Property examination costs	-	-	-	-	(602)	(602)
Mineral exploration tax credit	-	-	(366)	(641)	-	(1,007)
Total Costs Incurred During the Period	468	-	43,673	13,336	-	57,477
BALANCE, BEGINNING OF PERIOD	212,846	8,685	34,772	-	-	256,303
BALANCE, END OF PERIOD	$ 213,314	$ 8,685	$ 78,445	$ 13,336	$ -	$ 313,780

The accompanying notes are an integral part of these financial statements.

NUSTAR RESOURCES INC.
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited figures for the six months ended December 31, 2002)

	2002				
	Copper Mountain Claims	Camacho-La Leona Claims	Cube Claims	Lisa and Christmas South Claims	Total
EXPLORATION AND DEVELOPMENT COSTS:					
Assays	$ -	$ -	$ -	$ 496	$ 496
Drafting	500	-	-	-	500
Drilling	25,220	-	-	28,195	53,415
Equipment rental and supplies	30	-	-	473	503
Field examination	1,660	-	-	-	1,660
Field office	235	-	-	-	235
Geological consulting	-	-	-	-	-
Labour	-	-	-	-	-
Recording fees	-	-	-	-	-
Reports	1,750	-	-	-	1,750
Travel, accommodations and meals	2,247	-	-	1,212	3,459
	31,642	-	-	30,376	62,018
Cost recoveries	-	-	-	(6,600)	(6,600)
Property examination costs	-	-	-	-	-
Mineral exploration tax credit	(5,500)	-	-	(194)	(5,694)
Total Costs Incurred During the Period	26,142	-	-	23,582	49,724
BALANCE, BEGINNING OF PERIOD	188,039	-	3,911	1,350	193,300
BALANCE, END OF PERIOD	$ 214,181	$ -	$ 3,911	$ 24,932	$ 243,024

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nustar Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada and is primarily engaged in acquisition, exploration and development of mineral claims located in Canada.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended June 30, 2003, except that they do not include all note disclosures required for annual audited financial statements. It is suggested that the interim financial statements be read in conjunction with the annual audited financial statements.

2. MINERAL PROPERTIES

	December 31, 2003		
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 213,314	$ 233,314
b. Cube Claims	27,500	8,685	36,185
c. Lisa and Christmas South Claims	25,000	78,445	103,445
d. Chu Claims	34,500	13,336	47,836
	$ 107,000	$ 313,780	$ 420,780

	June 30, 2003		
	Acquisition Costs and Option Payments	Deferred Exploration and Development Costs	Total
a. Copper Mountain Syndicate	$ 20,000	$ 212,846	$ 232,846
b. Cube Claims	27,500	8,685	36,185
c. Lisa and Christmas South Claims	25,000	34,772	59,772
d. Chu Claims	34,500	-	34,500
	$ 107,000	$ 256,303	$ 363,303

2. MINERAL PROPERTIES (CONT'D)

a. <u>Copper Mountain Syndicate, British Columbia</u>

By a Letter of Agreement dated November 28, 1996, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in fourteen (14) mineral claims located in the Similkameen Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 100,000 shares of the Company's capital stock (issued at a price of $0.15 per share).

b. <u>Cube Claims, British Columbia</u>

By an Agreement dated July 2, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in six (6) mineral claims located in the Nicola Mining Division of British Columbia for consideration of:

- $5,000 cash (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.09 per share).

c. <u>Lisa and Christmas South Claims, British Columbia</u>

By an Agreement dated March 15, 2002, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in two (2) mineral claims located in the Cariboo Mining Division of British Columbia for consideration of:

- $10,000 cash as follows:
  - $5,000 cash on or before June 30, 2002 (paid);
  - $5,000 cash on or before December 31, 2002 (paid); and
- 250,000 shares of the Company's capital stock (issued at a price of $0.06 per share).

d. <u>Chu Claims</u>

By an option agreement dated April 28, 2003, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in four (4) mineral claims located in the Omineca Mining Division of British Columbia for consideration of:

- Cash payments totaling $25,000 as follows:
  - $5,000 on or before April 22, 2003 (paid); and
  - $20,000 within twenty-five days of regulatory acceptance (paid).
- Issuance of 100,000 shares of the Company's capital stock within fifteen days of regulatory acceptance (issued at a price of $0.095 per share).

3. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	December 31, 2003		June 30, 2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	9,967,733	2,937,302	6,602,510	2,601,280
Shares issued for:				
Cash	1,047,671	104,767	1,753,725	175,372
Share subscription advances	3,570	357	-	-
Debt	-	-	1,511,498	151,150
Mineral properties	-	-	100,000	9,500
Balance, end of period/year	11,018,974	3,042,426	9,967,733	2,937,302

Transactions for the Issue of Share Capital
During the Period Ended December 31, 2003:

a. The Company issued 1,000,000 shares at a price of $0.10 per share for a total consideration of $100,000 for the exercise of share purchase warrants.

b. The Company issued 51,241 shares at a price of $0.10 per share for a total consideration of $5,124, of which $357 was received prior to June 30, 2003, for the exercise of stock options.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 2,043,546. Options granted under the Plan can have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares on the grant date.

3. SHARE CAPITAL (CONT'D)

A summary of the status of the Company's outstanding stock options as of December 31, 2003 and June 30, 2003 and changes during the period/year then ended is as follows:

	December 31, 2003		June 30, 2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	51,241	$ 0.10	604,966	$ 0.10
Exercised	(51,241)	(0.10)	(553,725)	(0.10)
Options outstanding, end of period/year	-	$ -	51,241	$ -

4. RELATED PARTY TRANSACTIONS

a. Exploration and development costs totalling $25,728 (2002 - $1,660) were incurred with the President of the Company.

b. Exploration and development costs totalling $Nil (2002 - $28,195) and rent totalling $3,000 (2002 - $3,000) were incurred with a firm controlled by the Secretary of the Company.

The above transactions have been in the normal course of operations and, in management's opinion undertaken with the same terms and conditions as transactions with unrelated parties.

NUSTAR RESOURCES INC.
DECEMBER 31, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 4 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer was $28,728 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING THE PERIOD ENDED DECEMBER 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Sept. 4/03	Common Shares	Exercise of Warrants	250,000	$0.10	$ 25,000	Cash	Nil
Dec. 9/03	Common Shares	Exercise of Warrants	750,000	$0.10	$ 75,000	Cash	Nil
Dec. 11/03	Common Shares	Exercise of Options	51,241	$0.10	$ 5,124	Cash	Nil

B. OPTIONS GRANTED DURING THE PERIOD ENDED DECEMBER 31, 2003:

NIL.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2003:

Authorized share capital - 100,000,000 shares without par value.

A total 11,018,974 shares have been issued for a total of $3,042,426.

NUSTAR RESOURCES INC.
DECEMBER 31, 2003

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2003:

NIL.

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2003:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT JANUARY 26, 2004:

J.W. McLeod	President/Director
J.A. McLeod	Secretary/Director
W. Bradley	Director
L.J. Manning	Director

NUSTAR RESOURCES INC.
DECEMBER 31, 2003

Description of Business

The Company is incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of resource properties.

Discussion of Operations and Financial Conditions

Use of Proceeds

The Company had net losses $18,401 (2002 - $9,189) during the period. Some of the more significant administrative expenses consisted of $3,979 (2002 - $1,850) in accounting.

During the second quarter the Company carried out exploration on two of its projects:

a) Christmas Lake Gold: a pyritic gold occurrence hosted in skarnified, propylitic altered volcaniclastic sediments in which two drill holes were completed. Further drilling is planned, $43,673 – 2003 ($23,582 - 2002).

b) Chu property: a molybdenite, copper, tungsten occurrence that historically has undergone diamond core drilling that revealed a large zone of mineralization. Further drilling has been recommended by the Company's independent geological consultant. Exploration expenditures incurred during the second quarter are ($13,336 – 2003) (nil – 2002).

Related party transactions

No management fees were paid during the second quarter.

Office rent and exploration and development expenses were paid to the President of the Company or a service company which he controls during the second quarter in the amount of ($1,500 – 2003 and $1,500 – 2002) and ($31,155 – 2003 and $2,080 – 2002), respectively.

The Company did not enter into any agreements during the second quarter and did not employ an investor relations party.

Legal proceedings

None.

The Company conducted its annual general meeting on December 17, 2003

NUSTAR RESOURCES INC.
DECEMBER 31, 2003

Financing, Principal Purposes and Milestones

The Companies outstanding share purchase warrants in the amount of 1,000,000 at $0.10 per warrant were exercised during the quarter as were the outstanding share purchase options in the amount of 51,241 at $0.10 per share.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	December 31, 2003	December 31, 2002
Deficit	$(2,676,036)	$(2,644,718)
Working capital (deficiency)	$ (43,373)	$ (316,676)